FORM 12b-25
                       NOTIFICATION OF LATE FILING

             Form 10-KSB For The Period Ended April 30, 1997
Part I - Registrant Information

     Finet Holdings Corporation
     3021 Citrus Circle, Suite 150
     Walnut Creek,  CA.  94509

Part II - Rules 12b-25 (b) and (c)

     (a) The reasons for the delay in filing as described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

     (c) The primary reason the subject report cannot be filed in a timely manner is the result of the inability of the Registrant's independent accountant to furnish an opinion and audited financial statement in the time requesed. Accordingly, an explanatory independent accountants statement is included as Exhibit 99 .

Part III - Narrative

A series of events that have combined to cause a delay in Registrant's receipt of audited financial statements upon which to base and file its Form 10-KSB for the year ended April 30, 1997. These events include:

      1. The Registrant's operations were dormant through most of calendar 1996 and, as a result, placed many of its records in storage and had no full time accounting personnel on staff. Furthermore, the Registrant moved its administrative offices to a new location. The lack of accounting staff and challenge of locating, assembling and entering all the Company's accounting information after the move delayed closure of the company accounting records as of April 30, 1997.

      2. Between December 1996 and April 1997 the Company raised additional equity capital, restructured its liabilities, and also completed an acquisition of one company (Preference America Mortgage Network) and a reverse triangular merger with a second company (Monument Mortgage, Inc.) as of December 31, 1996. The resources required to complete these activities severely limited the Company's ability to deal with issues of year end accounting activity.

      3. The acquisition and merger transactions described above involved complex legal, accounting and tax issues for which little precedent authority was available. The Registrant experienced material delays in obtaining clear authoritative source information to assure proper recording these transactions. The Company and its independent accountants were able to reach interpretative consensus among FASB and SEC staff only after considerable dialogue as to the appropriate accounting methodology. The time required to resolve these complex issues further delayed completion of the Form 10-KSB.

      4. Both of the companies acquired by the Registrant were on an April 30 fiscal year end. The fiscal year end of the Registrant was changed from December 31 to April 30th in order to conform to the fiscal year of the subsidiary upon which its report will be based. Prior to the acquisitions, the Registrant's independent accountant had no experience with the subsidiaries. The additional procedures involved in any first year audit, combined with the short time to complete the audit engagement upon resolution of merger accounting methodology and delays in closing the Registrant's accounting books for the reasons above, has prevented completion of the annual audit in the time allowed.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

          Mr. Jan Hoeffel     (510) 988-6555

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                             [   ] Yes   [ X ] No

      Form  10-QSB  for the quarter ended January 31, 1997 has  not  been
filed.  It will be filed      concurrently with the Form 10-KSB for which
this late filing notification has been submitted.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ X ] Yes   [  ] No

     During the fiscal year ended April 30, 1997, the Registrant was operationally, dormant, completed a significant recapitalization involving four private placements, a voluntary debt restructuring and the acquisition of two companies. One of these acquisitions will be reported as a reverse acquisition for accounting purposes, so the books of the acquired company will become the books of the Registrant. In addition, the fiscal year end of the registrant has been changed from December 31 to April 30. As a result, the current period's operations and results will bear little or no resemblance to the prior period's operations or results. Given these significant  and  material  differences, the  provision  of  general information at this time would be confusing and potentially misleading without extensive explanation and analysis. For this reason, a reasonable estimate of the results, either narratively or quantitatively, cannot be provided at this time.

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                       FINET HOLDINGS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 1997     By:   /s/ Jan Hoeffel
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                    Jan Hoeffel, President